Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST QUARTERLY REPORT OF 2022

Summary

The quarterly financial report for the first quarter of 2022 (i.e. the three months ended 31 March 2022, the “reporting period”) of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IMPORTANT NOTICE:

The board of directors (the “Board”) and the supervisory committee of China Southern Airlines Company Limited (the “Company”) and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

The responsible person of the Company, Mr. Ma Xu Lun (Chairman), the responsible person of the accounting of the Company, Mr. Yao Yong (Executive Vice President, Chief Accountant and Chief Financial Officer of the Company), and the responsible person of the accounting department, Ms. Mao Juan (General Manager of Finance Department) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

Whether the First Quarterly Financial Statements have been audited

☐  Yes    ☒  No

I.	MAJOR ACCOUNTING DATA

(I)	Principal accounting data and financial indicators

Unit: Million    Currency: RMB

Items	The reporting period	Change as compared with the corresponding period last year (%)
Operating revenue	21,471	1.03
Net profit attributable to shareholders of the Company	-4,496	12.23
Net profit attributable to shareholders of the Company after deducting non-recurring gains and losses	-4,575	18.89
Net cash flows generated from operating activities	17	Not applicable
Basic earnings per share (RMB/share)	-0.27	3.85
Diluted earnings per share (RMB/share)	-0.27	3.85
Weighted average return on net assets (%)	-5.54	Increase by 0.41 percentage point

	As at the end of the reporting period	As at the end of last year	Change as compared with that of the end of last year (%)
Total assets	319,820	322,948	-0.97
Equity attributable to shareholders of the Company	63,120	67,616	-6.65

(II)	Non-recurring gains and losses

Unit: Million    Currency: RMB

Items	Amount for the reporting period
Gains or losses on disposal of non-current assets	36
Government grants recorded in the income statement for the current period, exclusive of government grants which are closely related to the normal business of the Company and entitled pursuant to unified standard quota or amount under the government policy	2
Other non-operating income and expenses other than the above	55
Other profit and loss items that meet the definition of non-recurring profit and loss	24
Less: Effect of income tax	28
Effect on non-controlling interests after taxation	10
Total	79

Notes on defining any non-recurring gains and losses items as listed in the “The No. 1 Explanatory Announcement Regarding Information Disclosure for Companies Issuing Securities Publically – Non- Recurring Gains and Losses” as recurring gains and losses items

☐  Applicable     ☒  Not applicable

(III)	Changes to major accounting data and financial indicators and reasons

☒  Applicable     ☐  Not applicable

Items	Percentage of change (%)	Main reason(s)
Net cash flows generated from operating activities- three months ended 31 March 2022	Not applicable	This is mainly because the net operating cash flow generated by cargo and mail business during the reporting period was higher than that in the same period last year.

II.	INFORMATION OF SHAREHOLDERS

(I)	Total number of ordinary shareholders and number of preference shareholders with restored voting rights and shareholdings of the top ten shareholders

Unit: Share

Total number of ordinary shareholders as at the end of the reporting period	142,786	Total number of preference shareholders with restored voting rights as at the end of the reporting period (if any)			Not applicable
Shareholdings of the top ten shareholders
Name of shareholder	Capacity of shareholder	Total number of shares held	Shareholding percentage (%)	Number of shares subject to trading restrictions	Status of pledged, marked or frozen shares
					Status of shares	Number of shares
China Southern Air Holding Company Limited	State-owned legal entity	8,600,897,508	50.75	2,453,434,457	No	0
Nan Lung Holding Limited	State-owned legal entity	2,243,271,577	13.24	0	No	0
HKSCC Nominees Limited	Overseas legal entity	1,750,798,857	10.33	0	Not known	—
Hong Kong Securities Clearing Company Limited	Overseas legal entity	612,534,745	3.61	0	No	0
China National Aviation Fuel Group Limited	State-owned legal entity	353,261,857	2.08	0	No	0
China Securities Finance Corporation Limited	State-owned legal entity	320,484,148	1.89	0	No	0
American Airlines, Inc	Overseas legal entity	270,606,272	1.60	0	No	0
China Structural Reform Fund Corporation Limited	State-owned legal entity	192,659,933	1.14	0	No	0
Spring Airlines Co., Ltd.	Domestic non-State- owned legal entity	136,431,561	0.80	0	No	0
China Reform State-owned Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – China Reform State- owned Enterprise Operation (Guangzhou) Investment Fund (LLP)	Domestic non-State- owned legal entity	70,006,275	0.41	0	No	0

Particulars of the top ten shareholders not subject to trading restrictions
Name of shareholder	Number of tradable shares not subject to selling restrictions	Type and number of shares
		Type of shares	Number of shares
China Southern Air Holding Company Limited	6,147,463,051	RMB ordinary shares	6,147,463,051
Nan Lung Holding Limited	2,243,271,577	Overseas-listed foreign shares	2,243,271,577
HKSCC Nominees Limited	1,750,798,857	Overseas-listed foreign shares	1,750,798,857
Hong Kong Securities Clearing Company Limited	612,534,745	RMB ordinary shares	612,534,745
China National Aviation Fuel Group Limited	353,261,857	RMB ordinary shares	353,261,857
China Securities Finance Corporation Limited	320,484,148	RMB ordinary shares	320,484,148
American Airlines, Inc.	270,606,272	Overseas-listed foreign shares	270,606,272
China Structural Reform Fund Corporation Limited	192,659,933	RMB ordinary shares	192,659,933
Spring Airlines Co., Ltd.	136,431,561	RMB ordinary shares	136,431,561
China Reform State-owned Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – China Reform State-owned Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	RMB ordinary shares	70,006,275

Explanation of the related party relationship or concert party relationship of the above shareholders	China Southern Air Holding Company Limited held in
aggregate 2,279,983,577 H shares of the Company through its
wholly-owned subsidiaries in Hong Kong, namely Nan Lung
Holding Limited and Perfect Lines (Hong Kong) Limited.
The Company is not aware of any other related party
relationship between other shareholders.

The overseas-listed foreign shares among the tradable shares not subject to the trading restrictions in the table above
include 608,695,652 H shares held by Nan Lung Holding
Limited, a wholly-owned subsidiary of China Southern Air
Holding Company Limited, the controlling shareholder of the
Company, in connection with the subscription of the
Company’s 2020 non-public issuance of H shares. Nan Lung
Holding Limited undertakes not to trade or transfer the
aforesaid H shares within 36 months from the completion
date of subscription for H shares (15 April 2020).

Explanation on the top ten shareholders and the top ten shareholders not subject to trading restrictions who have participated in the business of margin financing and securities lending and margin refinancing (if any)	Not applicable

III.	IMPORTANT INFORMATION

Other important information related to the Company’s business performance during the reporting period should be brought to the attention of the investors

☒  Applicable    ☐  Not applicable

Status on the guarantees provided to the SPVs of the Company as of the date of this report:

No.	Established SPVs	Actually Provided (Yes/no)	Guaranteed Amount (US$100 million)
1	China Southern Airlines No. 1	Yes	1.50
2	China Southern Airlines No. 2	Yes	1.40
3	China Southern Airlines No. 3	Yes	3.28
4	China Southern Airlines No. 5	Yes	0.92
5	China Southern Airlines No. 6	Yes	0.35
6	China Southern Airlines No. 7	Yes	0.35
7	China Southern Airlines No. 8	Yes	0.35
8	China Southern Airlines No. 9	Yes	5.88
9	China Southern Airlines No. 10	Yes	5.17
10	China Southern Airlines No. 11	Yes	2.98
11	China Southern Airlines No. 12	Yes	0.25
12	China Southern Airlines No. 13	Yes	0.25
13	China Southern Airlines No. 14	Yes	0.33
14	China Southern Airlines No. 15	Yes	3.11
15	China Southern Airlines No. 16	Yes	5.26
16	China Southern Airlines No. 17	Yes	1.49
17	China Southern Airlines No. 18	Yes	2.50
18	China Southern Airlines No. 19	Yes	0.51
19	China Southern Airlines No. 20	Yes	0.51
20	China Southern Airlines No. 21	Yes	0.48
21	China Southern Airlines No. 22	Yes	0.48

No.	Established SPVs	Actually Provided (Yes/no)	Guaranteed Amount (US$100 million)
22	China Southern Airlines No. 23	Yes	0.48
23	China Southern Airlines No. 24	Yes	2.78
24	China Southern Airlines No. 25	Yes	2.04
25	China Southern Airlines No. 26	Yes	4.73
26	Chongqing Airlines No.1	Yes	3.52
27	Chongqing Airlines No.2	Yes	0.32
28	Xiamen Airlines No.2	Yes	0.10
29	Xiamen Airlines No.3	Yes	0.09
30	Xiamen Airlines No.4	Yes	0.19
31	Xiamen Airlines No.5	Yes	0.19
32	Xiamen Airlines No.6	Yes	0.20
33	Xiamen Airlines No.7	Yes	0.11
34	Xiamen Airlines No.8	Yes	0.19
35	Xiamen Airlines No.9	Yes	0.19
36	Xiamen Airlines No.10	Yes	0.19
37	Xiamen Airlines No.11	Yes	0.19
38	Xiamen Airlines No.12	Yes	0.13
39	Xiamen Airlines No.13	Yes	0.19
40	Xiamen Airlines No.14	Yes	0.18
41	Xiamen Airlines No.15	Yes	0.18
42	Xiamen Airlines No.16	Yes	0.13
43	Xiamen Airlines No.17	Yes	0.12
Total	/	/	53.79

Note

During the reporting period, pursuant to the authorization of the 2019 annual general meeting, Xiamen Airlines adjusted the guarantee limits of Xiamen Airlines No. 2 and Xiamen Airlines No.3 to US$10 million and US$9 million, respectively, within the authorized guarantee limit of US$274 million.

As at the end of reporting period, the total guarantee amounts actually provided for the aforementioned 43 SPVs by the Company and its subsidiaries, i.e. Xiamen Airlines and Chongqing Airlines, are US$5.379 billion (equivalent to approximately RMB34.147 billion, calculated based on the Renminbi central parity rate of US$1=RMB6.3482 published by the People’s Bank of China on 31 March 2022), which are within the scope of the authorized guarantee amount approved by the general meeting of the Company.

IV.	QUARTERLY FINANCIAL STATEMENTS

(I)	Type of audit opinion

☐  Applicable    ☒  Not applicable

(II)	Financial statements

Consolidated Balance Sheet

As at 31 March 2022

Prepared by: China Southern Airlines Company Limited

Unit: Million     Currency: RMB Audit type: Unaudited

Items	31 March 2022	31 December 2021
Current assets:
Cash at bank and on hand	20,048	21,841
Settlement provisions
Loans to banks and other financial institutions
Held-for-trading financial assets
Derivative financial assets
Bills receivable	—	4
Accounts receivable	3,116	2,894
Receivables financing
Prepayments	604	736
Premiums receivable

Items	31 March 2022	31 December 2021
Reinsurance accounts receivable
Reinsurance contract reserves receivable
Other receivables	1,384	1,275
Including: Interest receivable
Dividends receivable	4	5
Financial assets purchased with agreement to resale
Inventories	1,808	1,652
Contract assets
Assets held for sale	834	1,292
Non-current assets due within one year	112	138
Other current assets	7,521	8,034
Total current assets	35,427	37,866
Non-current assets:
Loans and advances
Debt investments
Other debt investments
Derivative Financial assets	5	—
Long-term receivables	644	645
Long-term equity investments	6,044	5,977
Other equity instrument investments	563	563
Other non-current financial assets	94	95
Investment properties	289	305
Fixed assets	91,789	90,817
Construction in progress	31,894	31,869
Productive biological assets
Oil and gas assets

Items	31 March 2022	31 December 2021
Right-of-use assets	129,124	132,725
Intangible assets	6,610	6,564
Equipment rental deposits	321	321
Development expenses
Goodwill
Long-term deferred expenses	719	768
Deferred tax assets	14,776	12,831
Other non-current assets	1,521	1,602
Total non-current assets	284,393	285,082
Total assets	319,820	322,948
Current liabilities:
Short-term borrowings	35,862	25,116
Borrowings from the central bank
Loans from other banks
Held-for-trading financial liabilities
Derivative financial liabilities	1,222	1,222
Bills payable
Accounts payable	13,579	12,183
Sales in advance of carriage	3,127	3,716
Contract liabilities	1,576	1,542
Funds from selling out and repurchasing financial assets
Receipts of deposits and deposits from other banks
Accounts payable to brokerage customers
Proceeds from underwriting securities received on behalf of customers
Employee benefits payable	2,609	4,457

Items	31 March 2022	31 December 2021
Taxes payable	773	1,140
Other payables	7,891	7,914
Including: Interest payable
Dividends payable	1	3
Fees and commissions payable
Reinsurance accounts payable
Liabilities held for sale
Non-current liabilities due within one year	30,122	28,990
Other current liabilities	21,179	24,710
Total current liabilities	117,940	110,990
Non-current liabilities:
Reserves for insurance contracts
Long-term borrowings	16,006	15,389
Bonds payable	19,428	22,965
Including: Preferred shares
Perpetual bonds
Lease liabilities	79,066	81,944
Long-term payables	162	193
Provision for major overhauls	5,202	4,820
Long-term salaries payable
Accrued liabilities
Deferred income	818	725
Deferred tax liabilities	26	26
Other non-current liabilities	1,466	1,651
Total non-current liabilities	122,174	127,713
Total liabilities	240,114	238,703

Items	31 March 2022	31 December 2021
Owners’ equity (or shareholders’ equity):
Share capital (or issued capital)	16,948	16,948
Other equity instruments
Including: Preferred shares
Perpetual bonds
Capital reserve	47,887	47,887
Less: Inventory shares
Other comprehensive income	159	159
Specific reserve
Surplus reserve	2,579	2,579
General risk reserve
Retained earnings	-4,453	43
Total equity attributable to owners of the parent company (or shareholders of the Company)	63,120	67,616
Non-controlling interests	16,586	16,629
Total owners’ equity (or shareholders’ equity)	79,706	84,245
Total liabilities and owners’ equity (or shareholders’ equity)	319,820	322,948

Responsible person of the Company: Ma Xu Lun	Responsible person of the accounting of the Company: Yao Yong	Responsible person of the accounting department: Mao Juan

Consolidated Income Statement

For the three months ended 31 March 2022

Prepared by: China Southern Airlines Company Limited

Unit: Million     Currency: RMB Audit type: Unaudited

Items	Three months ended 31 March 2022	Three months ended 31 March 2021
I. Total revenue	21,471	21,253
Including: Operating revenue	21,471	21,253
Interest income
Premiums earned
Fees and commissions income
II. Total operating costs	28,055	27,038
Including: Cost of sales	24,921	23,461
Interest expense
Fees and commissions expense
Surrender payment
Net payment for insurance claim
Net provisions for insurance liability
Expenditure for insurance policy dividend
Reinsurance costs
Taxes and surcharges	75	65
Selling and administrative expenses	1,045	1,131
General and administrative expenses	760	766
Research and development expenses	88	85
Financial expenses	1,166	1,530
Including: Interest expenses	1,516	1,600
Interest income	118	193

Items	Three months ended 31 March 2022	Three months ended 31 March 2021
Add: Other income	550	627
Investment income (“-” for losses)	67	66
Including: Share of profit of associates and joint ventures	67	66
Derecognition of income from financial assets at amortised cost
Exchange gain (“–” for losses)
Gain arising from net exposure hedge (“–” for losses)
Gains arising from changes in fair value (“-” for losses)	24	-363
Credit losses (“-” for losses)	—	1
Impairment losses on assets (“–” for losses)	—	1
Gains on disposal of assets (“–” for losses)	36	50
III. Operating profit (“-” for losses)	-5,907	-5,403
Add: Non-operating income	61	101
Less: Non-operating expenses	5	3
IV. Total profits (“-” for total losses)	-5,851	-5,305
Less: Income tax expenses	-1,312	-1,191
V. Net profit (“-” for net losses)	-4,539	-4,114
(I) By continuity
1. Net profit from continuing operations (“-” for net losses)	-4,539	-4,114
2. Net profit from discontinued operations (“-” for net losses)
(II) By ownership
1. Net profit attributable to shareholders of the Company (“-” for net losses)	-4,496	-4,006
2. Non-controlling interests (“-” for net losses)	-43	-108

Items	Three months ended 31 March 2022	Three months ended 31 March 2021
VI. Other comprehensive income, net of tax	—	12
(I) Other comprehensive income (net of tax) attributable to shareholders of the Company	—	12
1. Items that will not be reclassified to profit or loss
(1) Change in defined benefit plans arising from re-measurement
(2) Equity-accounted investees – share of other comprehensive income (non-recycling)
(3) Changes in fair value of other equity instruments
(4) Change in fair value of the Company’s own credit risk
2. Items that may be reclassified subsequently to profit or loss	—	12
(1) Equity-accounted investees-share of other comprehensive income (recycling)	—	3
(2) Change in fair value of other debt investments
(3) Financial assets reclassified into other comprehensive income
(4) Provision for credit impairment of other debt investments
(5) Cash flow hedge	—	9
(6) Translation differences arising on translation of foreign currency financial statements
(7) Others
(II) Other comprehensive income (net of tax) attributable to non-controlling interests

Items	Three months ended 31 March 2022	Three months ended 31 March 2021
VII. Total comprehensive income	-4,539	-4,102
(I) Attributable to shareholders of the Company	-4,496	-3,994
(II) Attributable to non-controlling interests	-43	-108
VIII. Earnings per share:
(I) Basic earnings per share (RMB/share)	-0.27	-0.26
(II) Diluted earnings per share (RMB/share)	-0.27	-0.26

Responsible person of the Company:	Responsible person of the accounting of the Company:	Responsible person of the accounting department:
Ma Xu Lun	Yao Yong	Mao Juan

Consolidated Cash Flow Statement

For the three months ended 31 March 2022

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Audit type: Unaudited

Items	Three months ended 31 March 2022	Three months ended 31 March 2021
I. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	23,211	21,870
Net increase in customer and interbank deposits
Net increase in borrowings from the central bank
Net cash increase in placements from other financial institutions
Cash received from premiums under original insurance contracts
Net cash received from reinsurance business
Net increase in deposits of policy holders and investment funds
Cash received from interest, fees and commissions
Net increase in capital due to banks and other financial institutions
Net increase in cash received from repurchase business
Net cash received by agents for trading in securities
Refund of taxes and surcharges	16	10
Proceeds from other operating activities	662	620
Sub-total of operating cash inflows from operating activities	23,889	22,500
Payment for goods and services	15,009	14,593

Items	Three months ended 31 March 2022	Three months ended 31 March 2021
Net increase in customer loans and advances to customers
Net increase in deposits in the central bank and interbank deposits
Cash paid for compensation payments under original insurance contracts
Net increase in placements with banks and other financial institutions
Cash paid for interest, fees and commissions
Cash paid for insurance policy dividend
Payment to and for employees	7,398	6,934
Payment of taxes and surcharges	1,257	834
Payment for other operating activities	208	190
Sub-total of cash outflows from operating activities	23,872	22,551
Net cash flows from operating activities	17	-51
II. Cash flows from investment activities:
Cash received from return of investments
Cash received on investment income
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	517	556
Net cash received from disposal of subsidiaries and other operating units
Proceeds from other investing activities	90	176
Sub-total of cash inflows from investing activities	607	732
Payment for acquisition of fixed assets, intangible assets and other long-term assets	3,441	4,284
Cash paid for investment
Net increase in secured loans
Net cash paid for acquisition of subsidiaries and other operating units
Other cash paid relating to investing activities
Sub-total of cash outflows from investment activities	3,441	4,284
Net cash flows from investing activities	-2,834	-3,552

Items	Three months ended 31 March 2022	Three months ended 31 March 2021
III. Cash flows from financing activities:
Proceeds from investors	20	925
Including: Investment received from non-controlling interests	20	925
Proceeds from borrowings	14,490	21,117
Proceeds from issuance of bonds	14,400	25,000
Proceeds from other financing activities	—	18
Sub-total of cash inflows from financing activities	28,910	47,060
Repayments of borrowings	26,262	42,123
Payment for dividends, profit distributions or interest	1,567	1,735
Including: Dividends and profits paid to non-controlling shareholders of subsidiaries
Payment for other financing activities
Sub-total of cash outflows from financing activities	27,829	43,858
Net cash flows from financing activities	1,081	3,202
IV. Effect of changes in exchange rate on cash and cash equivalents	0	1
V. Net increase in cash and cash equivalents	-1,736	-400
Add: Cash and cash equivalents at the beginning of the period	21,456	25,419
VI. Cash and cash equivalents at the end of the period	19,720	25,019

Responsible person of the Company:	Responsible person of the accounting of the Company:	Responsible person of the accounting department:
Ma Xu Lun	Yao Yong	Mao Juan

(III)	Adjustment to relevant items of the financial statements at the beginning of the first adoption year due to the first adoption of new leasing standards in 2022

☐  Applicable    ☒  Not applicable

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

28 April 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.